# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BASSETT FURNITURE INDUSTRIES INC, CIK 0000010329
CUSIP: 070203104
Title of class of securities: Common Stock, par value $5.00 per share
Address of issuer's principal executive offices: 3525 Fairystone Park Highway, Bassett, Virginia (VA), 24055
Date of event which requires filing of this statement: 10/29/2026
Amends the filing with accession number 0001437749-24-014887
Filed by CIK 0001813065
Persons authorized to receive notices and communications: Bradley L. Hasselwander, Auto Services Company, Inc., 1793 HWY 201 N, Mountain Home, Arkansas (AR), 72653, (870) 425-8330; Pierce G. Hunter, Kutak Rock LLP, 124 West Capitol Avenue, Suite 2000, Little Rock, Arkansas (AR), 72201, (501) 975-3000

## Reporting persons
- Auto Services Company, Inc. (CIK 0001813065): type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 456,317; sole dispositive power 0; shared dispositive power 456,317; aggregate amount beneficially owned 456,317 (5.5% of the class)
  Comment: (1) Includes beneficial ownership of 456,317 shares of Common Stock, par value $5.00 per share ("Common Stock").
  
  (2) The ownership percentage set forth herein is calculated based on 8,651,361 shares of Common Stock of Bassett Furniture Industries, Incorporated (the "Issuer") issued and outstanding as of September 24, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 29, 2026 filed with the Securities and Exchange Commission on September 30, 2026, less the 300,000 shares of Common Stock repurchased by the Issuer from Auto Services Company, Inc. pursuant to the Repurchase Agreement described in Item 4.
- ASC Holding Company, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Arkansas (AR); does not affirm membership in a group (box b); sole voting power 0; shared voting power 456,317; sole dispositive power 0; shared dispositive power 456,317; aggregate amount beneficially owned 456,317 (5.5% of the class)
  Comment: (1) Includes beneficial ownership of 456,317 shares of Common Stock.
  
  (2) The ownership percentage set forth herein is calculated based on 8,651,361 shares of Common Stock of the Issuer issued and outstanding as of September 24, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 29, 2026 filed with the Securities and Exchange Commission on September 30, 2026, less the 300,000 shares of Common Stock repurchased by the Issuer pursuant to the Repurchase Agreement described in Item 4.
- Bradley L. Hasselwander: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 456,317; sole dispositive power 0; shared dispositive power 456,317; aggregate amount beneficially owned 456,317 (5.5% of the class)
  Comment: (1) Includes beneficial ownership of 456,317 shares of Common Stock.
  
  (2) The ownership percentage set forth herein is calculated based on 8,651,361 shares of Common Stock of the Issuer issued and outstanding as of September 24, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 29, 2026 filed with the Securities and Exchange Commission on September 30, 2026, less the 300,000 shares of Common Stock repurchased by the Issuer pursuant to the Repurchase Agreement described in Item 4.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $5.00 per share
Name of issuer: BASSETT FURNITURE INDUSTRIES INC
Address of issuer's principal executive offices: 3525 Fairystone Park Highway, Bassett, Virginia (VA), 24055
Comment:
This Amendment No. 4 to Schedule 13D (this "Amendment") supplements and amends the Schedule 13D filed with the Securities and Exchange Commission on May 6, 2024 by Auto Services Company, Inc., an Arkansas corporation ("ASC"), ASC Holding Company, Inc., an Arkansas corporation ("ASC Holding"), and Bradley L. Hasselwander, an individual ("Hasselwander"), as amended by Amendment No. 1 to Schedule 13D filed by ASC, ASC Holding and Hasselwander on June 18, 2024, Amendment No. 2 to Schedule 13D filed by ASC, ASC Holding and Hasselwander on June 28, 2024 and Amendment No. 3 to Schedule 13D filed by ASC, ASC Holding and Hasselwander on October 28, 2026 (as amended, the "Schedule 13D"). Each of the foregoing is referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." This Amendment relates to the Common Stock, par value $5.00 per share (the "Common Stock"), of Bassett Furniture Industries, Incorporated, a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3525 Fairystone Park Highway, Bassett, Virginia 24055.

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented by this Amendment, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On October 29, 2026, the Repurchase closed, and ASC sold the 300,000 Repurchased Shares to the Issuer pursuant to the Repurchase Agreement at a price of $22.0473 per share, for an aggregate purchase price of $6,614,190.00.

ASC entered into the Repurchase Agreement in order to dispose of a portion of its position in the Common Stock in a privately negotiated transaction. Following the closing of the Repurchase, the Reporting Persons hold the remaining shares of Common Stock reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on market conditions, the price and availability of shares of Common Stock, the Issuer's business and prospects and other factors, may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in any manner permitted by law. Except as set forth herein, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the matters described in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may formulate such plans or proposals in the future, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b) The information relating to the beneficial ownership of Common Stock by the Reporting Persons set forth in Rows 7 through 13 of each cover page hereto is incorporated by reference. As of the date of this Amendment, ASC is the beneficial owner of 456,317 shares of Common Stock, constituting approximately 5.46% of outstanding Common Stock. Because it is the parent holding company of ASC, ASC Holding may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all shares beneficially owned by ASC. Because he is the controlling stockholder of ASC Holding, Bradley L. Hasselwander may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all shares beneficially owned by ASC. The information required by Item 2 with respect to each person with whom such power is shared is set forth in Item 2 of the Schedule 13D and is incorporated herein by reference. None of the Reporting Persons has the right to acquire any additional shares of Common Stock. The foregoing ownership percentages are calculated based on 8,651,361 shares of Common Stock of the Issuer issued and outstanding as of September 24, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 29, 2026 filed with the Securities and Exchange Commission on September 30, 2026, less the 300,000 Repurchased Shares repurchased by the Issuer pursuant to the Repurchase Agreement.

None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) of the Schedule 13D beneficially owns any other securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a) and (b) The information relating to the beneficial ownership of Common Stock by the Reporting Persons set forth in Rows 7 through 13 of each cover page hereto is incorporated by reference. As of the date of this Amendment, ASC is the beneficial owner of 456,317 shares of Common Stock, constituting approximately 5.46% of outstanding Common Stock. Because it is the parent holding company of ASC, ASC Holding may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all shares beneficially owned by ASC. Because he is the controlling stockholder of ASC Holding, Bradley L. Hasselwander may be deemed to have the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition, of all shares beneficially owned by ASC. The information required by Item 2 with respect to each person with whom such power is shared is set forth in Item 2 of the Schedule 13D and is incorporated herein by reference. None of the Reporting Persons has the right to acquire any additional shares of Common Stock. The foregoing ownership percentages are calculated based on 8,651,361 shares of Common Stock of the Issuer issued and outstanding as of September 24, 2026, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended August 29, 2026 filed with the Securities and Exchange Commission on September 30, 2026, less the 300,000 Repurchased Shares repurchased by the Issuer pursuant to the Repurchase Agreement.

None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons listed in Item 2(a)-(c) of the Schedule 13D beneficially owns any other securities of the Issuer.
Transactions in the class effected during the past sixty days: (c) Except for the Repurchase described in Item 4, which is incorporated herein by reference and which was effected by ASC on October 29, 2026 with respect to 300,000 shares of Common Stock in a privately negotiated transaction with the Issuer (and not on Nasdaq) at a price of $22.0473 per share, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibit:

Exhibit 1: Joint Filing Agreement, dated as of October 30, 2026, by and among the Reporting Persons (filed herewith).

## Signatures
- Auto Services Company, Inc.: /s/ Bradley L. Hasselwander, Bradley L. Hasselwander/President and CEO (10/30/2026)
- ASC Holding Company, Inc.: /s/ Bradley L. Hasselwander, Bradley L. Hasselwander/President and CEO (10/30/2026)
- Bradley L. Hasselwander: /s/ Bradley L. Hasselwander, Bradley L. Hasselwander (10/30/2026)